November 29, 2018

VIA EDGAR CORRESPONDENCE

Loan Lauren Nguyen, Legal Branch Chief

Anuja Majmudar, Attorney-Advisor

Division of Corporation Finance

Office of Natural Resources

United States Securities Exchange Commission

Washington D.C. 20549

Re:	Barfresh Food Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed April 2, 2018
File No. 000-55131

Dear Mses. Nguyen and Majmudar:

This letter sets forth the supplemental information requested during a teleconference call on November 8, 2018 between SEC Examiner Lily Dang and Joseph Tesoriero. The teleconference concerned the response letter of Barfresh Food Group, Inc. (“Barfresh” or the “company”) dated November 7, 2018, which was filed in response to your letter dated November 2, 2018, relating to the above captioned Annual Report. The follow up questions from the teleconference are set forth in bold text below, and the responses of the company are set forth in plain text immediately following each comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

1.	With regard to your response to prior comment 1, please disclose in the future filings the relevant factual information contained in your response letter dated November 7, 2018.

We will include appropriate further information in future filings, emphasizing that this individual’s responsibilities are in the area of product development, rather than manufacturing.

Financial Statements

Note 2 – Property, Plant and Equipment, page F-101.

1.	With regard to your response to prior comment 2, please explain how manufacturing equipment is used if all products are manufactured by outside contractors.

Barfresh utilizes third party contract manufacturers to manufacture all of its products. The current portfolio of products includes smoothies, shakes and frappes. Products are packaged in two distinct formats. The single serve format features portion controlled and ready to blend beverage ingredient packs or “beverage packs”. The beverage packs contain all of the solid ingredients necessary to make the beverage, including the base (either sorbet, frozen yogurt or ice cream), real fruit pieces, juices and ice – five ounces of water are added before blending. The second format is the Company’s bulk “Easy Pour” format, which also contains all of the solid ingredients necessary to make the beverage, packaged in gallon containers in a concentrated formula that is mixed “one to one” with water. For both product formats, the third party contract manufacturers supply all of the manufacturing equipment needed to make the frozen beverage product mixture. For the single serve format, Barfresh supplies certain manufacturing equipment, required to place the ingredients into the beverage packs, including bagging machines, ice machines, scales, and conveyor belts. For the bulk “Easy Pour” format, Barfresh does not supply any manufacturing equipment.

Mses. Nguyen and Majmudar

November 29, 2018

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2.	Do any Barfresh employees work on any part of the manufacturing line, or operate the bagging machinery for the single serve lines at the contract manufacturers?

No, the entire manufacturing lines for both product formats, including the bagging machines for the single serve lines, are operated by employees of the third party contract manufacturers.

3.	Please provide support for your conclusion that the manufacturing equipment depreciation does not have a material impact on your gross profit in the Annual Report on Form 10-K for the fiscal year ending December 31, 2017, and confirm treatment of this item for your 2018 periodic reports.

Total Depreciation and Amortization included in our 2017 Form 10-K for the year 2017 was $330,883, of which $268,784 pertains to depreciation on equipment, and $62,099 pertains to amortization of intangible assets. For the year 2016, total Depreciation and Amortization was $208,614, of which $147,131 pertains to depreciation on equipment, and $61,483 pertains to amortization of intangible assets. In both 2017 and 2016, equipment includes manufacturing equipment, blenders and freezers placed at food service locations, company automobiles, office equipment, and similar equipment. If depreciation on manufacturing equipment had been included as an expense in arriving at Gross Profit, the impact on the gross profit margin would have been 4.9% in 2017 (40.74% as adjusted, as compared with 45.64% as reported), and 6% in 2016 (40.93% as adjusted, as compared with 46.98% as reported).

Considering guidance available in SAB No. 99, in particular considering the total mix of information made available, and considering both quantitative and qualitative factors, management is of the view that the impact of our treatment of depreciation expense on manufacturing equipment on our financial statements is immaterial for 2017, and that the 2017 financial statements taken as whole accurately reflect the Company’s results. Further, there would be no material change in our net losses versus what was reported.

Based on our discussions with our independent auditor and their review of this letter, our auditors agree with the Company’s management that the impact of the matters discussed herein do not have a material qualitative effect on the financial statements; however our auditors have not performed any audit procedures with respect to the changes to the financial statements referred to above.

Beginning with our Form 10-K for 2018, we will report depreciation on manufacturing equipment as an expense in arriving at Gross Profit, for both the current year, and for the comparable prior year. We will plan on disclosing this change as a reclassification in our Notes to our Financial Statements for the year ending December 31, 2018.

4.	Please provide accounting support for your conclusion that the provision of blending equipment by Barfresh to food service and restaurant locations that buy Barfresh’s products from Barfresh’s customers (i.e., from distributors) is not part of your product sales performance obligation?

Barfresh sells its products to independent distributors, such as Sysco. Once Barfresh delivers products to the distributor, title and risk of loss of that product passes to the distributor. Our contracts contain a single performance obligation, which is the delivery of frozen beverages. The transaction price is allocated to that single performance obligation. In certain situations, Barfresh also provides blending equipment to food service and restaurant locations that buy Barfresh’s products from Barfresh’s customers. The Company views the provision of blending equipment as related to its marketing effort, and not as related to cost of goods sold. In addition we have also concluded that ASC 606 does not require us to analyze the provision of blending equipment as a performance obligation associated with our recording of revenue upon sales to our customers.

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Mses. Nguyen and Majmudar

November 29, 2018

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We appreciate the Staff’s guidance and assistance in this matter. If you have any questions, please contact the undersigned and our legal counsel: Libertas Law Group Inc., Mark Abdou at (310) 359-8742; or Ruba Qashu at (949) 355-5405.

Very truly yours,

Barfresh Food Group, Inc.

/s/ Joseph Tesoriero
Joseph Tesoriero, Chief Financial Officer

cc:	Mr. Riccardo Delle Coste, Chief Executive Officer
Mark Abdou, Esq.
Ruba Qashu, Esq.